Morgan Stanley

Morgan Stanley Compensation & Governance Practices

April 2018

MORGAN STANLEY'S BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE:

- **_FOR_**: _Three Management Proposals_

  1 Approve the compensation of named executive officers (Say on Pay non-binding advisory vote)

  – At the start of 2017, as in prior years, the Compensation, Management Development and Succession (CMDS) Committee established a target range of CEO compensation as well as the factors to be considered in determining year-end compensation

  – Based on an evaluation of Firm and CEO performance at year-end, CEO total compensation was set at $27 million with shareholder aligned features. These features include: 74% of total compensation deferred over three years and subject to clawback, with 50% of incentive compensation delivered through future performance-vested equity awards – an increased proportion from prior years, consistent with shareholder feedback

    – In 2017, the Firm achieved all multi-year strategic objectives including: improving Wealth Management profit margin to 25.5%; receiving non-objection to further increase capital returns through dividends (+25%) and a buyback (+43%); and achieving return on equity (ROE) target

    – The Firm had strong financial performance: profitability increased driven by revenue growth and expense discipline

    – The Firm also delivered strong Total Shareholder Return performance over the 1, 3 and 5 year periods

  2 Elect all Director nominees

  3 Ratify Deloitte & Touche LLP's appointment as the Firm's independent auditor

- **_AGAINST_**: _One Shareholder Proposal_

  1 Adopt a policy to prohibit vesting of deferred equity awards for senior executives who resign to enter government service

COMPENSATION OBJECTIVES

Morgan Stanley has a robust pay for performance philosophy and practice, and is committed to responsible and effective compensation programs with the following key objectives, which support shareholders' interests:

1	**Deliver Pay for Sustainable Performance**	• Emphasize variable annual incentives and performance-vested long-term incentives • Condition vesting and payment of long-term incentives on future performance against specified financial targets that align with long-term business strategy • Balance the objectives of delivering returns for shareholders and providing appropriate rewards to motivate superior individual performance
2	**Align Compensation with Shareholders' Interests**	• Deliver a significant portion of incentive compensation in deferred awards that are subject to cancellation and clawback over a multi-year period • Tie a significant portion of executive compensation directly to the Firm's stock price and encourage ownership by requiring executives to retain shares • Ongoing shareholder engagement to understand shareholder views
3	**Attract and Retain Top Talent**	• Offer competitive pay levels to support the Firm's objectives of continuing to attract and retain the most qualified employees in a highly competitive global environment for talent • Structure incentive awards to include vesting, deferred payment and cancellation provisions that retain employees and protect the Firm's interests
4	**Mitigate Excessive Risk-Taking**	• Structure and design compensation arrangements that do not incentivize unnecessary or excessive risk-taking that could have a material adverse effect on the Firm • Annually evaluate compensation programs from a risk perspective; review findings with CMDS Committee and independent compensation consultant

FRAMEWORK FOR DETERMINING CEO COMPENSATION



1 — Set Performance Priorities

- In the context of the Firm's strategic objectives, the Board of Directors sets annual performance priorities at beginning of the year to guide its assessment of Firm and executive performance

- The priorities include both financial and non-financial performance metrics for the Firm and its business segments

2 — Establish Target Compensation Range

- The Compensation, Management Development and Succession (CMDS) Committee establishes the target CEO compensation range at the beginning of each year

- The range is informed by prior year CEO compensation at peer financial firms, among other factors

3 — Assess Performance

- The CMDS Committee assesses Firm and executive performance at year end, including:

  - Progress in achieving the Firm's strategic objectives;

  - Progress in the Firm's annual performance priorities; and

  - The CEO's overall leadership

4 — Determine Compensation

- The CMDS Committee determines CEO compensation at year end based on its assessment of performance and discussion with the Board of Directors

- The CMDS Committee determines CEO compensation elements that support the Firm's key compensation objectives

STRATEGIC OBJECTIVES AND TARGET COMPENSATION RANGE

Management establishes long-term strategic objectives approved by the Board. The CMDS Committee establishes a target CEO total compensation range annually to serve as a guideline when assessing performance and determining compensation at year end

① 2016-2017 Strategic Objectives

1 Streamline: $1Bn Expense Reduction, <74% Efficiency Ratio

2 Complete Fixed Income Restructuring and Maintain Revenue Footprint

3 Wealth Mgmt. Pre-Tax Margin: 23 – 25%

4 Increase Capital Return to Shareholders

5 ROE: 9 – 11%

② MS CEO Total Compensation Range and Pay for Performance Approach[1]

$28 Million or More



- CEO performance exceeds expectations
- Strong Firm performance and shareholder returns

- CEO performance meets expectations
- Firm performance and shareholder returns generally in line with peers with room for continued progress

- CEO performance needs improvement
- Firm performance and shareholder returns are below expectations

$10 Million or Less

The End Notes are an integral part of this presentation. See slides 14 and 15 for information related to the content presented on this page.

Morgan Stanley

③ EXECUTION OF TWO-YEAR STRATEGIC PLAN: MARK TO MARKET

2016 – 2017 Strategic Objectives	2017 Results[1]
① Streamline: $1Bn Expense Reduction, <74% Firm Expense Efficiency Ratio	73% Firm Expense Efficiency Ratio
② Complete Fixed Income Restructuring and Maintain Revenue Footprint	Full Year Revenues $4.9Bn with Fewer Resources
③ Wealth Mgmt. Pre-Tax Margin: 23 – 25%	25.5% Margin
④ Increase Capital Return to Shareholders	Received Non-Objection to Further Increase Dividend (+25%) and Buyback (+43%)[2]
⑤ ROE: 9 – 11%	9.4% ROE

The End Notes are an integral part of this presentation. See slides 14 and 15 for information related to the content presented on this page.

❸ EXECUTION OF TWO-YEAR STRATEGIC PLAN: INCREASED PROFITABILITY

To provide transparency and a better understanding of operating performance, certain of the Firm's 2017 reported results are adjusted below for items under the Tax Act and other intermittent tax items

Improving Profitability...

Net Income to Common ($Bn)



Return on Equity (%)



...Results in Improving Per Share Metrics

Earnings Per Diluted Share ($)



Book Value Per Share ($)



The End Notes are an integral part of this presentation. See slides 14 and 15 for information related to the content presented on this page.

③ EXECUTION OF TWO-YEAR STRATEGIC PLAN: DELIVERED VALUE TO SHAREHOLDERS

Morgan Stanley and S&P 500 Financials Index Total Shareholder Returns (TSR)[1][2]



	1-Year (2017) TSR	3-Year (2015-2017) TSR	5-Year (2013-2017) TSR
	Morgan Stanley: 26% / S&P 500 Fin. Index: 22%	Morgan Stanley: 43% / S&P 500 Fin. Index: 46%	Morgan Stanley: 205% / S&P 500 Fin. Index: 134%
MS Rank vs. Global Peers[3]	4 of 9	3 of 9	1 of 9

The End Notes are an integral part of this presentation. See slide 15 for information related to the content presented on this page.

④ CEO COMPENSATION DETERMINATION

At year end, the CMDS Committee assessed CEO and Firm performance, discussed that assessment with the Board, and established 2017 CEO compensation

MS 2017 CEO Compensation



+ Continued to successfully execute long-term strategy: achieved all strategic objectives, including the ROE target

+ Increase in profitability driven by revenue growth and expense discipline

+ Strong TSR performance over the one-, three- and five-year periods

+ Strong leadership, including engagement with clients, regulators, and employees; and contributions to Firm culture

$28 Million or More

$27 MM

$10 Million or Less

MS 2017 CEO Compensation Elements ($MM)



% of Incentive Compensation — $27 MM — % of Total

50% Performance-Vested Long-Term Equity Incentive Compensation — • 12.8

28% Time-Vested Deferred Equity & Deferred Cash — • 7.2

74% Deferred

22% Cash Bonus — • 5.6

26% Current

Base Salary — • 1.5

2017 Total Compensation

Proxy Summary Compensation Table View: $24.5MM (Current year cash + prior year stock awards)[1]

The End Notes are an integral part of this presentation. See slide 15 for information related to the content presented on this page.

COMPENSATION PROGRAM IS WELL ALIGNED WITH BEST PRACTICES IN GOVERNANCE, RISK MANAGEMENT, AND REGULATORY PRINCIPLES

Key Features of Compensation Program	
Deferred incentive compensation	• 74% of CEO compensation is deferred over three years • Clawbacks apply to all awards and cover material adverse outcomes, even absent misconduct
Performance-vested long-term equity incentive award	• Increased portion of CEO pay awarded in performance-vested long-term equity incentive compensation to 50% of incentive compensation, consistent with shareholder feedback • Shares earned can range from 0 – 1.5x target based on performance over three years relative to ROE and TSR targets
Equity-based compensation	• Significant portion of equity-based compensation aligns employee and shareholder interests • Meaningful share ownership and retention requirements further shareholder alignment – CEO ownership requirement: 10x base salary; CEO retention requirement: 75% of equity award shares
Executive compensation best practices	• Prohibitions on pledging, hedging, selling short, or trading derivatives • No automatic vesting on change-in-control, double trigger in place • No excise tax protection upon a change-in-control • Annual risk review of compensation programs • CMDS Committee retains independent compensation consultant

MORGAN STANLEY'S BOARD OF DIRECTORS HAS RELEVANT AND DIVERSE EXPERIENCE

The Board continues to recruit directors to bring new skills and perspectives into the Morgan Stanley Boardroom

(Year) = Year Director joined Board ▬ = New Director in 2016-2018

Board Members	Select Experience[1]	Board Members	Select Experience[1]
James Gorman *Chairman and CEO (2010)*	• Previously President of Morgan Stanley, President of Morgan Stanley Wealth Management and Co-Head of Strategic Planning	**Jami Miscik** *Operations & Technology Chair (2014)*	• Currently CEO and Vice Chair of Kissinger Associates, Inc. • Previously Global Head of Sovereign Risk at Lehman Brothers and Deputy Director for Intelligence at the CIA
Elizabeth Corley *Director (2018)*	• Currently Senior Adviser of Allianz Global Investors (U.K.) Ltd. (Allianz) • Previously Global CEO of Allianz, MD and Head of EMEA Asia Pacific Mutual Fund Business at Merrill Lynch Investment Managers	**Dennis M. Nally** *Director (2016)*	• Previously Chairman of PricewaterhouseCoopers International Ltd.
Alistair Darling *Director (2016)*	• Currently Member of House of Lords in the British Parliament • Previously Chancellor of the Exchequer, Member of House of Commons, and other leadership positions in the U.K. government	**Hutham S. Olayan** *CMDS Chair (2006)*	• Currently Vice Chair, principal and director of The Olayan Group • Previously President & CEO of The Olayan Group's U.S. Operations
Thomas H. Glocer *Independent Lead Director (2013)*	• Currently founder of Angelic Ventures, LP • Previously CEO of Thomson Reuters Corporation and M&A lawyer at Davis Polk & Wardwell LLP	**Ryosuke Tamakoshi** *Director (2011)*	• Currently Senior Advisor of MUFG Bank Ltd. • Previously Chairman of MUFG
Robert H. Herz *Audit Chair (2012)*	• Currently President of Robert H. Herz LLC • Previously Chairman of Financial Accounting Standards Board and member of the International Accounting Standards Board	**Perry M. Traquina** *Risk Chair (2015)*	• Previously Chairman, CEO, and Managing Partner of Wellington Management Company LLP
Nobuyuki Hirano *Director (2015)*	• Currently President and Group CEO of Mitsubishi UFJ Financial Group (MUFG) and MUFG Bank Ltd.	**Rayford Wilkins, Jr.** *Nominating & Governance Chair (2013)*	• Previously CEO of Diversified Businesses of AT&T Inc.

The End Notes are an integral part of this presentation. See slide 15 for information related to the content presented on this page.

MORGAN STANLEY IS COMMITTED TO MAINTAINING BEST IN CLASS GOVERNANCE PRACTICES – GOVERNANCE HIGHLIGHTS

Board Structure and Independence	• Ten new directors since 2012 who bring a diversity of skills, attributes and perspectives to the Board • Average Board tenure is approximately five years • Expansive Independent Lead Director role[1]
Board Oversight	• Oversees the Firm's strategy, annual business plans, Enterprise Risk Management (ERM) framework, and culture, values and conduct • Directors have complete access to senior management and other Firm employees • Regular review of succession plans for CEO and other senior executives • Reviews strategic progress regularly and conducts an annual offsite with the CEO and senior management to review the long-term strategy
Shareholder Rights and Accountability	• Adopted proxy access • Shareholders who own at least 25% of common stock may call a special meeting of shareholders • No supermajority vote requirements in our charter or bylaws • All directors elected annually by majority vote standard • No "poison pill" in effect
Annual Evaluations	• Annual Board, Independent Lead Director and Committee self-assessments enhance performance • Includes one-on-one Board member interviews and written guidelines • Encompasses duties and responsibilities, Board and committee structure, culture, process and execution
Shareholder Engagement	• Board and management value the views of shareholders • Investor input led to proxy access and enhanced proxy disclosure of director orientation / education, succession planning, and Environmental, Social and Governance ("ESG") matters • Feedback that executive compensation aligned with performance

The End Notes are an integral part of this presentation. See slide 16 for information related to the content presented on this page.

MORGAN STANLEY'S BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE AGAINST PROPOSAL TO ADOPT A POLICY TO PROHIBIT VESTING OF DEFERRED EQUITY AWARDS FOR SENIOR OFFICERS WHO RESIGN TO ENTER GOVERNMENT SERVICE

Reasons to Vote "Against"

- Vesting and payout of deferred compensation when an employee leaves Morgan Stanley to enter government service occurs only in the event that an employee is required by his or her new government employer to eliminate Morgan Stanley deferred award holdings to avoid a conflict of interest

- Even after payout, awards remain subject to clawback for the full deferral period if the employee triggers a cancellation event, including competitive activity

- Our Governmental Service Termination clause reinforces our culture of public service and is aligned with the long-term interests of Morgan Stanley and our shareholders in attracting and retaining talented employees

- The proposal received support of approximately 18% of votes cast at our 2017 annual meeting

END NOTES

The following notes are an integral part of the Firm's financial and operating performance described in this presentation:

General

- A detailed analysis of the Firm's financial and operational performance for 2017 is contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of the Firm's Annual Report on Form 10-K for the year ended December 31, 2017 (2017 Form 10-K).

- Pre-tax margin, represents income (loss) from continuing operations before taxes divided by net revenues. The calculation of Return on Equity (ROE) uses adjusted earnings applicable to Morgan Stanley common shareholders contained within the table below as a percentage of average common equity. Pre-tax margin and ROE are non-GAAP financial measures that the Firm considers useful measures for analysts, investors, and other stakeholders to assess operating performance. For further information regarding these measures, see pages 31 - 38 of the 2017 Form 10-K.

- Firm Expense Efficiency Ratio represents total non-interest expenses as a percentage of Net Revenues. The Firm Expense Efficiency Ratio is a non-GAAP financial measure the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.

- Debt valuation adjustments (DVA) represents the change in fair value resulting from the fluctuations in the Firm's credit spreads and other credit factors related to liabilities carried at fair value, primarily certain long-term and short-term borrowings. The Firm believes that most investors and analysts assess its operating performance exclusive of DVA. Effective January 1, 2016, pursuant to new accounting guidance that the Firm adopted, gains and losses from DVA are presented in other comprehensive income (i.e., a component of common equity) as opposed to net revenues and net income. Prior to January 1, 2016, gains and losses from DVA are presented in trading revenues (i.e., a component of Net Revenues).

- The metrics in the "Adjusted" column in the table below (Operating Performance Metrics), which exclude the impacts of the Tax Cuts and Jobs Act and other intermittent tax benefits for the year ended December 31, 2017, are utilized throughout the CD&A to assess progress against the Firm's Strategic Objectives established in 2016 and also help explain the relationship between pay and performance and the amount of executive compensation awarded in connection with 2017 performance. The Operating Performance Metrics include the recurring-type discrete tax benefits associated with the accounting guidance related to share-based payments of $155 million for the year ended December 31, 2017 (for further information on this accounting guidance, please see page 108 of the 2017 Form 10-K). The Operating Performance Metrics, which are non-GAAP measures, are used by analysts, investors and other stakeholders to aid in the overall to assessment of the Firm's operating performance.

($MM)	Twelve Months Ended Dec 31, 2017		
	As Reported	Aggregate Intermittent Discrete Tax Items	Adjusted
Income from continuing operations before taxes	10,403	–	10,403
Income tax provision from continuing operations	4,168	(968)	3,200
Earnings applicable to Morgan Stanley common shareholders	5,588	968	6,556
Earnings Per Share ($)	**3.07**	0.53	**3.60**
Effective tax rate from continuing operations	**40.1%**	(9.3%)	**30.8%**
Return on Equity	**8.0%**	1.4%	**9.4%**
Return on Tangible Common Equity	**9.2%**	1.6%	**10.8%**

END NOTES (CONT.)

Page 5

[1.] Compensation range informed by prior year CEO pay levels at 16 Peer Financial Companies, including (i) five large U.S. banks: Bank of America, Citigroup, Goldman Sachs, JPMorgan Chase, and Wells Fargo; and (ii) other financial companies in S&P 100 index: AIG, Allstate, American Express, BlackRock, BNY Mellon, Capital One, Mastercard, Metlife, Paypal, US Bancorp, and VISA.

Page 6

[1.] Represents results against the 2017 Strategic Objectives established at the beginning of 2016.

[2.] In June 2017, we received a non-objection from the Federal Reserve to our 2017 Capital Plan. The Capital Plan includes the repurchase of up to $5 billion of outstanding common stock for the four quarters beginning in the third quarter of 2017 through the end of the second quarter of 2018, (an increase from $3.5 billion in the 2016 Capital Plan), as well as an increase in the Firm's quarterly common stock dividend to $0.25 per share from the previous $0.20 per share.

Page 7

[1.] 2015 earnings applicable to Morgan Stanley common shareholders (Net Income to Common) exclude the net of tax positive impact of DVA and intermittent discrete tax benefits (DTB), in the amounts of $399 million and $564 million respectively. 2016 Net Income to Common excludes the impact of intermittent DTB, in the amount of $68 million. For a reconciliation of Return on Equity and Earnings per Diluted Share, excluding the impact of DVA and DTB, please see pages 37 - 38 and 33, respectively of the 2017 Form 10-K. For 2016, the calculation of ROE did not exclude DTB since it had no significant impact on the ROE calculation (approximately 10 bps). Results that exclude DVA and DTB are non-GAAP financial measures the Firm considers useful for analysts, investors and other stakeholders to allow better comparability of period to period operating performance.

Page 8

[1.] Total Shareholder Return represents the change in share price over a period of time plus the dividends paid during such period, expressed as a percentage of the share price at the beginning of such period (defined herein as "TSR").

[2.] Source: Bloomberg.

[3.] Global peers include: Goldman Sachs, JP Morgan Chase, Bank of America, Citigroup, Barclays, UBS Group, Deutsche Bank, and Credit Suisse.

Page 9

[1.] Pursuant to SEC rules, the Summary Compensation Table in the Firm's proxy statement is required to include for a particular year, only those equity awards granted during the year, rather than awards granted after year end that were awarded for performance in that year. Our annual equity awards relating to performance in a year are made shortly after year end. Therefore, the Summary Compensation Table that appears in the Firm's 2018 proxy statement includes not only non-equity compensation awarded for service in 2017, but also stock awards and forward-looking performance vested compensation in respect of performance in 2016, in each case granted in 2017.

Page 11

[1.] For a detailed description of each director's professional experience and qualifications, skills and attributes, see "Director Nominees" of the 2018 Proxy Statement.

END NOTES (CONT.)

Page 12

As part of his or her formal duties and responsibilities, the Independent Lead Director shall:

- Preside at all meetings of the Board at which the Chairman is not present;

- Have the authority to call, and lead, non-management director sessions and independent director sessions;

- Help facilitate communication among the Chairman, the CEO and the non-management and independent directors, including serving as liaison between the Chairman and the independent directors;

- Communicate with the Chairman and the CEO between meetings and act as a "sounding board" and advisor;

- Advise the Chairman and the CEO of the Board's informational needs;

- Approve the types and forms of information sent to the Board;

- Solicit the non-management directors for advice on agenda items for meetings of the Board and executive sessions to help facilitate Board focus on key issues and topics of interest to the Board;

- Collaborate with the Chairman and the CEO in developing the agenda for meetings of the Board;

- Approve Board meeting agendas and the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items;

- Have authority to request inclusion of additional agenda items;

- Help facilitate the efficient and effective functioning and performance of the Board;

- Help facilitate discussion and open dialogue among non-management directors during Board meetings, executive sessions and outside of Board meetings;

- Communicate with the Chairman and the CEO and other members of management, as appropriate, about decisions reached, suggestions and views expressed by non-management directors in executive sessions or outside of Board meetings;

- Lead the annual evaluation of the performance and effectiveness of the Board;

- Be available, if requested, to meet with the Company's primary regulators;

- Be available, if requested by major shareholders, for consultation and direct communication in accordance with the Corporate Governance Policies;

- Consult with the Chair of the Nominating and Governance Committee on Board succession planning and Board Committee appointments;

- Coordinate with the Chair of the Nominating and Governance Committee on recruiting and interviewing candidates for the Board; and

- Consult with the Chair of the CMDS Committee on the annual evaluation of the performance of the CEO.

NOTICE

The information provided herein may include certain non-GAAP financial measures. The definition of such financial measures and/or the reconciliation of such measures to the comparable GAAP figures are included in the Firm's Annual Report on Form 10-K for the year ended December 31, 2017, which is available on www.morganstanley.com, or within this presentation. The endnotes on pages 14 - 16 are an integral part of this presentation.

This presentation may contain forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. For a discussion of risks and uncertainties that may affect the future results of the Firm, please see the Firm's Annual Report on Form 10-K for the year ended December 31, 2017.

The statements in this presentation are current only as of their respective dates.